Filed by Precise Software Solutions Ltd.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Precise Software Solutions Ltd.
Commission File No.: 0-30828

This filing relates to a proposed merger between an indirect wholly owned subsidiary of VERITAS Software Corporation, a Delaware corporation (“VERITAS Software”), and Precise Software Solutions Ltd., an Israeli corporation (“Precise”), pursuant to the terms of an Agreement and Plan of Merger dated as of December 19, 2002 (the “Merger Agreement”), by and among VERITAS Software, Precise, and Argon Merger Sub Ltd., an Israeli corporation.

VERITAS Software and Precise issued the following press release on June 27, 2003:

For Immediate Release

Urgent Notice to Precise Software Shareholders: Deadline to Elect Merger
Consideration is Today

MOUNTAIN VIEW, Calif. – June 27, 2003 – In connection with the pending merger between VERITAS Software Corporation (Nasdaq: VRTS) and Precise Software Solutions Ltd. (Nasdaq: PRSE), any Precise shareholders wishing to make an election to receive the cash consideration or the mixed consideration must deliver to Mellon Investor Services LLC, the Exchange Agent, a properly completed election form, together with such shareholder’s stock certificates or a properly completed notice of guaranteed delivery, by 5:00 p.m., New York City time, TODAY, June 27, 2003.

If the merger is completed, Precise shareholders will receive, upon their election and subject to the election procedures described in the proxy statement/prospectus, for each ordinary share of Precise, either: (1) the cash consideration, which consists of $16.50 in cash or (2) the mixed consideration, which consists of $12.375 in cash, plus 0.2365 of a share of VERITAS Software common stock. To comply with Israeli securities laws, Precise shareholders who are Israeli holders and who properly and timely elect to receive the mixed consideration will not receive any shares of VERITAS Software common stock, but instead will receive $12.375 in cash, plus an amount in cash equal to 0.2365 multiplied by the closing sale price of one share of VERITAS Software common stock on the trading day immediately prior to the time the merger takes effect.

The closing price of VERITAS common stock on June 26, 2003 was $28.95. Based on this closing price, the value of the consideration to be paid to shareholders of Precise Software Solutions Ltd. who elect the Mixed Consideration would be $19.22 per share, if the merger were to take effect on June 27, 2003.

Precise shareholders who do not make a proper and timely election with respect to their Precise ordinary shares or who effectively revoke their elections prior to 5:00 p.m., New York City time, TODAY, June 27, 2003, will be deemed to have elected to receive the cash consideration of $16.50 for their Precise ordinary shares, even if the value of the mixed consideration is higher than $16.50.

Questions regarding the election procedures and requests for copies of the election form should be addressed to Mellon Investor Services LLC, Reorganization Department, Post Office Box 3301, South Hackensack, New Jersey 07606, telephone toll-free: (888) 689-2681 from within the U.S. or (201) 373-5213 from outside the U.S. Precise shareholders who hold their shares in “street name” should also contact their brokers for additional information regarding the election procedures that they should follow with respect to such shares.

About VERITAS Software

With revenues of $1.5 billion in 2002, VERITAS Software ranks among the top 10 software companies in the world. VERITAS Software is the world’s leading storage software company, providing data protection, storage management, high availability and disaster recovery software to 86 percent of the Fortune 500. VERITAS Software’s corporate headquarters is located at 350 Ellis Street, Mountain View, CA, 94043, telephone: 650-527-8000, fax: 650-527-8050, e-mail: vx-sales@veritas.com, Web site: www.veritas.com.

About Precise Software Solutions

Precise Software Solutions, headquartered in Westwood, MA, delivers Precise i3®, a comprehensive solution for Application Performance Management that focuses directly on the end-user experience and delivers a rapid return on technology investments. By continuously monitoring and analyzing all vital components of the application infrastructure, “from URL to SQL and Beyond™", Precise i3 proactively detects and helps to correct the root causes of performance degradation before they affect response times. Precise i3 identifies trends and deviations from the norm, delivering the right balance of performance optimization and strategic business planning.

More than 6,000 leading enterprises worldwide, including 80% of the Fortune 100, are using Precise’s solutions to help maximize their technology investments and meet their business goals. Precise has offices throughout North America, Europe, the Middle East, Far East and Pacific Rim, as well as a global network of resellers and distributors. More information on Precise is available at www.precise.com.

Additional Information:

In connection with the proposed merger of VERITAS Software and Precise Software Solutions, VERITAS Software has filed a registration statement on Form S-4, including a proxy statement/prospectus, with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed merger because it contains important information about the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by VERITAS Software and Precise Software Solutions with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. The proxy statement/prospectus and these other documents also may be obtained for free from VERITAS Software and Precise Software Solutions.

Precise, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Precise shareholders in favor of the matters to be considered at the extraordinary meeting. A description of any interests that the directors and executive officers of Precise may have is available in the proxy statement/prospectus.

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Press Contacts:

Jean Kondo, Corporate Communications, VERITAS Software
(650) 527-4842, jean.kondo@veritas.com

Kevin Rudden, Corporate Communications, Precise Software Solutions
(781) 461-0700 x331, krudden@precise.com

Investor Contact:

Marilyn Mora, VERITAS Software
(650) 527-3343, marilyn.mora@veritas.com

This press release may include estimates and forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements involve a number of risks and uncertainties, including the risk that we will not gain market acceptance of our products and services, the risk that we will not be able to maintain the quality of our end-user customer and partnering relationships, and the risk that we will not manage our business effectively, that could cause the actual results we achieve to differ materially from such forward-looking statements. For more information regarding potential risks, see the proxy statement/prospectus, the “Factors That May Affect Future Results” section of our most recent annual report on Form 10-K and quarterly report on Form 10-Q on file with the SEC. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date hereof.

Copyright © 2003 VERITAS Software Corporation. All rights reserved. VERITAS, the VERITAS Logo and all other VERITAS product names and slogans are trademarks or registered trademarks of VERITAS Software Corporation. VERITAS and the VERITAS Logo Reg. U.S. Pat. & Tm. Off. Other product names and/or slogans mentioned herein may be trademarks or registered trademarks of their respective companies.